Item 1


Advanced Semiconductor Engineering, Inc.                                 [Logo]


FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                        Thomson Financial/Carson
Joseph Tung, CFO                                 Judith Walls                    Daniel Loh
Freddie Liu, Assistant Vice President            Associate Director              Associate Director
Tel: + 886-2-8780-5489                           + 65-3940 870                   + 1-212-701-1998
Fax: + 886-2-2757-6121                           + 1-212-701-1998                dan.loh@tfn.com
Investor relations@asek.asetwn.com.tw            judith.walls@tfn.com.sg         ---------------
-------------------------------------            -----------------------


           ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2000
                FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS


Taipei, Taiwan, R.O.C., February 22, 2001 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$13,393 million and quarterly earnings of NT$1,530 million in the fourth quarter ended December 31, 2000. Fully diluted earnings per share for the quarter were NT$0.55, or US$0.086 per ADS.

For the full year 2000, net revenues reached a record NT$50,894 million, and net income amounted to NT$6,073 million. Based on 2,677.6 million weighted average shares outstanding, fully diluted earnings per share were NT$2.22, or US$0.357 per ADS.

"The year 2000 was a tremendous year for us," said Mr. Jason Chang, chairman of ASE Inc. "Our revenues totaled a record NT$50,894 million, and our gross margin improved to 30%, a historical high. Our effort in strengthening our technical capability and widening our services scope began to materialize and thus we were able to capitalize on the industry strong growth. Meanwhile, our well-balanced exposure in all 3C areas - communications, computers, and consumer applications -- enabled us to better meet customer's need. More importantly, we are much less affected by down-turns in a single end market."

Mr. Chang added, "The year 2001 will be more challenging, but we are confident that we will still be able to grow our business given the solid foundation we have built up in the last few years. In our experience, the current soft industry environment should accelerate outsourcing as customers will need to reallocate their resources to their key competencies. We expect that the industry will go through another round of consolidation, and that ASE's leading position should make it one of the biggest beneficiaries of this trend."

"Not only did we achieve record revenues in 2000, we also made significant progress in strengthening our overall capabilities." commented Dr. Leonard Liu, president of ASE. "We have successfully integrated our newly acquired entities, and we have positioned these operations globally to maximize our economy of scale. We have also invested heavily in advanced package, critical package material and test processes and technologies, improved our information technology infrastructure and service quality, and strengthened our sales organization in the U.S. and Europe. Therefore, we are uniquely positioned to provide the most complete services in the key semiconductor clusters, which is our strongest competitive advantage compared with our competitors."

"We view the current business environment as an opportunity to further build up our organization infrastructure and improve our cost structure," Dr. Liu indicated. "With our continuing focus on improving our capabilities and serving our customers' needs, coupled with the expected acceleration in outsourcing, we expect to emerge from this industry softness as a much stronger player."

Advanced Semiconductor Engineering, Inc.                                 [Logo]


Financial Results

Fourth-Quarter 2000 Results: Year-over-Year Comparison

o Net revenues increased 18% to NT$13,393 million.
o Gross profit rose 25% to NT$3,881 million.
o Operating income increased 19% to NT$2,431 million.
o Excluding NT$1,389 million of capital gains realized in Q4 1999, net income rose 14% to NT$1,530 million.
o Fully diluted earnings per share declined 46% to NT$0.55, or US$0.086 per ADS. Excluding one-time capital gains recorded in Q4 1999, EPS grew 12% YoY.


Net Revenues:
Consolidated net revenues totaled NT$13,393 million in the fourth quarter of 2000, up 18% from NT$11,311 million in the same period in 1999. Assembly revenues increased 17% to NT$9,844 million, and testing revenues increased 25% to NT$3,540 million. Stronger quarterly revenues in Q4 2000 reflected increased sales activity in each of the Company's operating regions and increased volume output.

Gross Profit:
Gross profit increased 25% YoY to NT$3,881 million. Gross margin also improved to 29.0% from 27.5% in the same period of 1999, reflecting higher machine utilization and higher revenue contribution from our testing operations, which generally maintain a higher gross margin than our assembly operations. Depreciation expense during the quarter totaled NT$2,352 million, which represented a 38% increase from the same period last year. Depreciation expense as a percentage of net revenues rose from 15.1% in Q4 1999 to 17.6% in Q4 2000 due to the capacity expansion achieved during the year 2000.

Operating Expenses/Income:
Operating expenses increased 36% YoY to NT$1,450 million. Of the total, research and development ("R&D") spending increased 145% to NT$370 million, or 2.8% of net revenues versus 1.3% for the same period last year. Increased R&D expenses were attributable to our investment in the research of advanced packaging technologies and increased R&D headcount. Selling, general and administrative expenses during the quarter increased 18% from the year-ago period to NT$1,080 million, but remained unchanged at 8.1% as a percentage of net revenues. Total operating expenses as a percentage of revenues rose to 10.8% in Q4 2000 from 9.4% in Q4 1999. Goodwill amortization expense relating to the acquisition of consolidated entities (including ASE Chung Li, ASE Korea and ISE Labs) amounted to NT$157 million in the latest quarter.

Operating income rose 19% YoY to NT$2,431 million. Operating margin, meanwhile, edged up to 18.2% in the latest quarter from 18.1% in the same period last year.

Non-operating Expenses:
Total non-operating expenses of NT$155 million in the fourth quarter of 2000, compared with a non-operating profit of NT$1,316 million in the fourth quarter of 1999. The difference was mainly due to a one-time capital gain of NT$1,389 million recorded by the Company's subsidiaries and affiliates in connection with the Company's GDR re-issuance program done.

Net interest expense increased 60% to NT$356 million during the latest quarter from NT$223 million in Q4 1999 as a result of increased leverage in 2000. Investment income for the quarter was NT$42 million versus NT$245 million for the same period last year, also as a result of the one-time capital gain from GDR re-issuance recognized by Hung Ching Construction in Q4 last year. Goodwill amortization expenses for non-consolidated entities totaled NT$94 million during the quarter.

Net income:
Income tax expense of NT$231 million in Q4 2000 represents an effective tax rate of 10.2%.


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


Advanced Semiconductor Engineering, Inc.                                 [Logo]


Minority interest expense totaled NT$514 million in the quarter.

Net income for the fourth quarter 2000 reached NT$1,530 million, a decline of 44% compared with the same period last year. Excluding the capital gains of NT$1,389 million recorded in the fourth quarter last year, net income increased 14%.

Fully diluted earnings per share were NT$0.55 in Q4 2000, versus NT$1.01 (or NT$0.49 net of capital gain) in Q4 1999. Fully diluted earnings per ADS were US$0.086 versus US$0.159 (or US$0.077, net of capital gain) in the fourth quarter last year.

Shares Outstanding:
Retroactively adjusted for the company's 1999 stock dividend, A weighted average total of 2,678 million ASE common shares were used to calculate per share data for the 4Q 2000 versus 2,652 million Common shares for the same period 1999. Each ADS represents 5 common shares.

Capital Expenditures:
Capital spending in Q4 2000 totaled US$203 million, of which US$86 million is for building construction and improvement, and US$117 million is for manufacturing equipment. Capital expenditures breaks down by operation is as follows: US$64 million is related to assembly operations, US$107 million is to testing operations and US$32 million is to material manufacturing operation.

Fourth-Quarter 2000 Results: Sequential Comparison

o     Net revenues declined 4% sequentially.
o     Gross profit decreased 5%.
o     Operating income decreased 11%.
o     Net income dropped 6%.

Net Revenues:
Net revenues in Q4 2000 declined 4% from the prior quarter. Assembly revenues decreased 6% to NT$9,844 million, whereas testing revenues increased 3% to NT$3,540 million. Assembly unit output (in terms of pin counts) declined 6% to
59.4 billion pins, and average selling price ("ASP") per pin dropped 2.3% sequentially. The lower unit output is attributable to the industry slowdown across the board.

Gross Profit:
Gross profit in Q4 2000 decreased 5% on a sequential basis. Gross margin, meanwhile, declined slightly by 0.3% to 29.0%. Due to the higher revenue contribution from our test operation, and our effort in reducing the manufacturing cost, the margin declined relatively less than the revenue decrease.

Operating Expenses / Income:
Operating expenses increased 8% to NT$1,450 million, mainly due to increased R&D expenses and to amortization expenses related to write-off covenants of ISE Labs, Inc. As a percentage of net revenues, operating expenses increased by 1.2% sequentially to 10.9%. Operating income declined 11% sequentially, and operating margin dropped 1.5% from 19.7% in the previous quarter to 18.2% for Q4 2000.

Non-operating Expenses:
Non-operating expenses improved by 58% to NT$155 million, or 1.2% of net revenues versus 2.7% for the previous quarter. The improvement is mainly due to the a foreign exchange gain of NT$170 million booked during the quarter on the depreciation of the NT dollar.

Net income:
Income before tax declined 4% sequentially to NT$2,276 million. Minority interests rose to NT$514 million, up 22% sequentially, reflecting reduced ownership in ASE Test Limited after its secondary public offering in Q3 1999 and a higher earnings contribution from our consolidated

Advanced Semiconductor Engineering, Inc.                                 [Logo]


entities, especially from ASE Material. Net income decreased 6% compared with the third quarter of this year. Fully diluted earnings per share declined from NT$0.59 to NT$0.55 sequentially.

Full Year Comparison

o Net revenues rose 56% to NT$50,894 million.
o Gross profit increased 77% to NT$15,279 million.
o Operating profit increased 104% to NT$9,900 million.
o Net income dropped 22%, but grew 170% after netting out the one-time capital gains realized in 1999.
o Fully diluted earnings per share decreased 24% to NT$2.22, or US$0.357 per ADS. Netting out the one-time capital gains, fully diluted earnings per share in 1999 were NT$0.81, or US$0.127 per ADS.

Net Revenues:
Net revenues for the year 2000 totaled NT$50,894 million, an increase of 56% versus 1999. Assembly revenues grew 55% to NT$38,029 million, and testing revenues increased 64% to NT$12,769 million.

Gross Profit:
Gross profit rose 77% to NT$15,279 million in the year 2000 from NT$8,650 million in 1999. Gross margin also improved to 30.0% from 26.5%. The improved gross margin reflected a higher revenue contribution from our test operation and declining raw material costs. Depreciation expense for the year was NT$8,055 million versus NT$5,326 million in 1999. As a percentage of net revenues, depreciation expense declined to 15.8% in 2000 from 16.3% in 1999, reflecting a higher capacity utilization rate.

Operating Income:
Operating income also increased sharply during the period, rising 104% to NT$9,900 million from NT$4,849 million. Operating margin, meanwhile, increased to 20% from 15%. R&D expenses in year 2000 were NT$1,223 million, or 2.4% of net revenues. Selling, general and administrative expenses were NT$4,156 million, or 8.2% of net revenues, representing an improvement of 1.3% compared with 1999.

Net Non-operating Income/Loss:
A net non-operating loss of NT$1,235 million in year 2000 compares with net non-operating income of NT$4,214 million in 1999. The difference is due to one-time capital gains of NT$5,544 million in connection with the secondary offering of ASE Test Limited's Taiwan Depositary Receipt (TDR) and the re-issuance of ASE Inc.'s GDR by our subsidiaries and affiliates.

Net Income:
Net income in year 2000 declined 22% to NT$6,073million from NT$7,795 million in 1999. Excluding the one-time capital gain of NT$5,544 million in 1999, net income grew 170% on a full-year basis.

Fully diluted earnings per share for the full year 2000 totaled NT$2.22, or US$0.357 per ADS, versus NT$0.81 and US$0.127 for the same period of 1999 (excluding one-time capital gains).

Capital Expenditures:
For the full year 2000, total capital expenditures were US$966 million, of which US$149 million is related to building and improvement and US$817 million is to manufacturing equipment. CapEx by operation breakdown was US$399 million to assembly operations, US$488 million was to our testing operations and US$79 million to material operations.

About ASE Inc.
--------------
ASE Inc. is one of the world's largest independent providers of semiconductor packaging

Advanced Semiconductor Engineering, Inc.                                 [Logo]


services and, together with its subsidiary ASE Test Limited (Nasdaq:ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains " forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. For a discussion of these and other factors which may cause our results to differ materially from our forward-looking statements, please read the discussion of these risks in the documents we filed from time to time with Securities and Exchange Commission, including our Prospectus on Form F1 and F4 filed Sept. 27, 2000 and our Current Reports on Form 6-K filed Dec. 27 and Oct. 30, 2000.


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


                       Supplemental Financial Information

Assembly Operations
----------------------------------------------------------------------------
Amounts in NT$ Millions             4Q/00        4Q/99        3Q/00
----------------------------------------------------------------------------
Net Revenue                         9,844        8,390       10,459
End Application by Revenue
Communication                         38%          38%          38%
Computer                              25%          43%          27%
Automotive and Consumers              36%          16%          33%
Others                                 1%           3%           2%
Package Type by Revenue
BGA                                   43%          39%          46%
QFP                                   35%          35%          32%
PDIP, PLCC, Sos                       15%          18%          16%
Others                                 7%           8%           6%
Capacity
CapEx (US$ Millions)                   64           84          135
Number of Wirebonders               3,973        2,810        3,968


Testing Operations
----------------------------------------------------------------------------
Amounts in NT$ Millions             4Q/00        4Q/99        3Q/00
----------------------------------------------------------------------------
Net Revenue                         3,540        2,838        3,440
End Application by Revenue
Communication                         28%          36%          28%
Computer                              23%          26%          34%
Automotive and Consumers              43%          29%          32%
Others                                 6%           9%           6%
Testing Type by Revenue
Logic and Mixed Signal                97%          98%          97%
Memory                                 3%           2%           3%
Capacity
CapEx (US$ Millions)                  107           80          140
Number of Testers                   1,029          726          972


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


                    Advanced Semiconductor Engineering, Inc.
                  Consolidated Summary Income Statements Data
                    (In NT$ millions, except per share data)
                                  (Unaudited)

                                           For the three months ended         For the twelve months ended
                                         ===============================    ================================
                                               Dec. 31         Dec. 31         Dec. 31         Dec. 31
                                                2000            1999            2000            1999
Net revenues:
  Assembly                                          9,844           8,390          38,029          24,523
  Testing                                           3,540           2,838          12,769           7,793
  Others                                                9              83              96             294
                                            --------------  --------------  --------------  --------------
Total net revenues                                 13,393          11,311          50,894          32,610
                                            --------------  --------------  --------------  --------------

Cost of revenues                                    9,512           8,201          35,615          23,960
                                            --------------  --------------  --------------  --------------
Gross Profit                                        3,881           3,110          15,279           8,650
                                            --------------  --------------  --------------  --------------

Operating expenses:
  Research and development                            370             151           1,223             714
  Selling, general and administrative               1,080             913           4,156           3,087
                                            --------------  --------------  --------------  --------------
  Total operating expenses                          1,450           1,064           5,379           3,801
                                            --------------  --------------  --------------  --------------
Operating income                                    2,431           2,046           9,900           4,849
                                            --------------  --------------  --------------  --------------

Other (income) expenses:
  Interest expenses, net                              356             222           1,531           1,047
  Foreign currency loss (gain), net                 (170)             130           (320)             538
  Loss (gain) on long-term investment                  52           (158)             176            (51)
  One-time capital gain                                 0         (1,389)               0         (5,544)
  Loss (gain) on dispose of assets                     12            (21)              51            (17)
  Other non-operating expenses                       (95)            (99)           (203)           (186)
                                            --------------  --------------  --------------  --------------
  Total non-operating expenses                        155         (1,315)           1,235         (4,213)
                                            --------------  --------------  --------------  --------------
Income before income tax                            2,276           3,361           8,665           9,062
                                            --------------  --------------  --------------  --------------

Income tax expense (credit)                           232             266           1,050             459
                                            --------------  --------------  --------------  --------------
Net income before minority interest                 2,044           3,095           7,615           8,603
                                            --------------  --------------  --------------  --------------

Minority interest                                     514             362           1,542             808
Net income                                          1,530           2,733           6,073           7,795
Net income - net of one-time capital gain           1,530           1,344           6,073           2,251

Per share data:
                                EPS - Basic       NT$0.57         NT$1.03         NT$2.27         NT$2.94
                        EPS - Fully Diluted       NT$0.55         NT$1.01         NT$2.22         NT$2.91
      EPS (net of one-time capital gain)  -       NT$0.55         NT$0.49         NT$2.22         NT$0.81
                              Fully Diluted

                   Earnings per ADS - Basic      US$0.089        US$0.162        US$0.365        US$0.458
           Earnings per ADS - Fully Diluted      US$0.086        US$0.159        US$0.357        US$0.453
    Earnings per ADS, net of capital gain -      US$0.086        US$0.077        US$0.357        US$0.127
                              Fully diluted

Number of weighted  average  shares used in     2,677,603       2,651,524       2,677,603       2,651,524
the   EPS    calculation   (in   thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                                32.17           31.73           31.10           32.10


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


                    Advanced Semiconductor Engineering, Inc.
                    Consolidated Summary Balance Sheet Data
                               (In NT$ millions)
                                  (Unaudited)

                                                     As of           As of
                                                  Dec. 31, 2000  Dec. 31, 1999
                                                  =============  =============
Current assets:
  Cash and cash equivalents                            12,839       11,809
  Short-term investments                                1,739          216
  Notes and accounts receivable                         9,451        7,463
  Inventories                                           3,257        2,450
  Others                                                2,208        1,412
                                                    ---------    ----------
  Total                                                29,494       23,350

Long-term investments                                  12,545        9,674
Properties - net                                       60,485       38,108
Other assets                                            6,281        6,199
                                                    ---------    ----------
Total assets                                          108,805       77,331
                                                    ---------    ----------

Current liabilities:
  Short-term debts                                     14,702        9,868
  Notes and accounts payable                            4,053        3,152
  Others                                                8,063        4,616
                                                    ---------    ----------
  Total                                                26,818       17,636

Long-term debts                                        25,071       24,552
Other liabilities                                         892          196
                                                    ---------    ----------
Total liabilities                                      52,781       42,384

Minority interest                                      12,126        4,890

Shareholders' equity                                   43,898       30,057
                                                    ---------    ----------
Total liabilities & shareholders' equity              108,805       77,331
                                                    ---------    ----------


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